United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2007

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  July 25, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 25, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 25, 2007	www.gruma.com

SECOND-QUARTER 2007 RESULTS
 (Peso amounts are stated in millions in constant terms as of June 30, 2007)

HIGHLIGHTS

  Net sales sales increased 15%, driven mainly by price increases implemented in GIMSA and Gruma Corporation to offset higher raw-material costs.

  EBITDA fell 10%, and EBITDA margin decreased to 7.5% from 9.6%. Gruma Corporation's EBITDA growth of 17% and margin improvement of 70 basis points were offset by reductions in Other and Eliminations, Gruma Venezuela, GIMSA, and Gruma Centroamerica.

  Debt increased 7% versus June 2006 to US$688 million.

Consolidated Financial Highlights
(Ps millions)

	2Q07	2Q06	VAR (%)
Volume (thousand metric tons)	1,074	1,043	3
Net sales	8,745	7,588	15
Operating income	379	446	(15)
Operating margin	4.3%	5.9%	(160) bp
EBITDA	653	726	(10)
EBITDA margin	7.5%	9.6%	(210) bp
Majority net income	429	484	(11)
ROE (LTM)	9.5%	11.0%	(150) bp

Debt
 (US$ millions)

June'07	June'06	Var	March'07	Var
688	641	7%	642	7%

RESULTS OF OPERATIONS
2Q07 vs. 2Q06

Sales volume increased 3% to 1,074 thousand metric tons; this increase was driven by all subsidiaries.

Net sales increased 15% to Ps 8,725 million due primarily to higher prices in GIMSA and Gruma Corporation, which resulted from price increases implemented to offset higher raw-material costs. Sales from non-Mexican operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 67.7% from 64.6%, driven mainly by GIMSA. In absolute terms, cost of sales rose 20% due mainly to GIMSA and, to a lesser extent, Gruma Corporation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 28.0% from 29.5%, driven by a better absorption resulting from higher prices in GIMSA, Gruma Corporation, and Molinera de Mexico. In absolute terms, SG&A rose by 9%, driven mainly by Gruma Corporation and Gruma Venezuela.

Operating income decreased 15% driven mainly by Other and Eliminations and Gruma Venezuela, and, to a lesser extent, by Gruma Centroamerica and GIMSA. Operating margin decreased to 4.3% from 5.9% driven mainly by GIMSA and, to a lesser extent, Gruma Venezuela and Gruma Centroamerica.

Other income, net, was Ps 29 million, compared with Ps 8 million in the same period of 2006, due to the sale of nonproductive assets and lower write-downs of assets.

Comprehensive financing income, net, was Ps 110 million versus Ps 50 million in second quarter 2006. The increase resulted mainly from higher monetary position gains due to higher inflation in the United States.

GRUMA's share of net income in unconsolidated associated companies (e.g., Banorte) totaled Ps 157 million, Ps 21 million lower than in second quarter 2006.

Taxes  amounted to Ps 169 million, compared with Ps 156 million in second quarter 2006, due to higher pretax income in Gruma Corporation in 2Q07.

GRUMA's total net income was Ps 505 million, 4% lower than in second quarter 2006. GRUMA's majority net income was Ps 429 million, 11% lower than in the same period of 2006.

FINANCIAL POSITION
June 2007 vs. June 2006

Balance-Sheet Highlights	Total assets were Ps 33,289 million, an increase of 14% driven mainly by higher (1) inventories in connection with higher raw-material costs and built up of inventories, especially in GIMSA; (2) property, plant and equipment, net, due to upgrades, capacity expansions, and the acquisition of Pride Valley Foods during 4Q06; and (3) accounts receivable in Gruma Corporation, GIMSA, and Gruma Venezuela due to higher prices.

Total liabilities were Ps 16,043 million, an increase of 17% driven largely by higher accounts payable coming mainly from higher raw-material procurement and costs.

Stockholders' equity on June 30, 2007, totaled Ps 17,246 million, 11% higher than the balance on June 30, 2006.
Debt Profile	As of June 30, 2007, GRUMA's debt amounted to US$688 million, of which approximately 94% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2007	2008	2009	2010	2011	2012...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility				167.5			67.5
7.625% notes due 2007	50.5						50.5
Revolving credit facility					69.0		69.0
7.96% senior notes	0.8	1.6	10.5				12.9
Other	41.4	14.5	28.2	4.0	0.3	0.1	88.5
TOTAL	92.7	16.1	38.7	171.5	69.3	300.1	688.4

Debt Ratios

	2Q07	1Q07	2Q06
Debt Ratios (last twelve months)
Debt/EBITDA	2.7	2.5	2.7
EBITDA/interest expense	38	3.9	4.7

Others Ratios

Operational Ratios	2Q07	1Q07	2Q06
Accounts receivable outstanding (days to sales)	40	44	41
Inventory turnover (days to cost of sales)	88	65	72
Net working capital turnover (days to sales)	53	59	61
Asset turnover (total assets to sales)	0.9	1.0	1.0
Profitability Ratios(%)
ROA	5.1	5.3	5.8
ROE	9.5	9.8	11.0
ROIC	6.8	7.1	6.7

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled totaled US$59 million during second quarter 2007. Major investments were applied to upgrades and capacity expansions in Gruma Corporation, as well as capacity expansions in GIMSA.

SUBSIDIARY RESULTS
2Q07 vs. 2Q07

Gruma Corporation

Sales volume increased 2% due primarily to the acquisition of Pride Valley Foods in 4Q06, and growth in the U.S. corn flour and tortilla businesses. Corn flour sales volume increased in connection with (1) higher retail sales, (2) gains at the expense of the traditional raw corn method and other corn flour competitors, and (3) sales growth in some of our current customers.

Net sales grew 9%, to Ps 4,363 million, due to higher prices in both the tortilla and corn flour businesses and, to a lesser extent, the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 60.1% from 59.7% due mainly to higher raw-material (especially corn) costs, which have not been fully offset through price increases. In absolute terms, cost of sales increased 10% due to (1) the aforementioned higher raw-material costs; (2) higher fixed costs resulting from capital expenditures allocated to replacing equipment at several tortilla plants, increased warehousing needs, and several projects to improve efficiencies; and (3) the aforementioned sales volume growth.

SG&A as a percentage of net sales improved to 34.8% from 35.7%, due to better expense absorption in connection with higher prices. In absolute terms, SG&A rose 6% due to (1) higher commissions to distributors in connection with higher prices; (2) additional distribution routes, especially in the U.S. Northeast region; (3) conversion from company-owned routes to independent distributors; (4) conversion from warehouse distribution to direct store delivery; and (5) the integration of Pride Valley Foods.

Operating income as a percentage of net sales increased to 5.1% from 4.6%. In absolute terms, operating income increased 21% to Ps 223 million. The improvement came mainly from better expense absorption.

GIMSA

Sales volume increased 2% to 438 thousand metric tons during 2Q07. Corn flour sales volume increased 3% to 406 thousand metric tons This increase was a result of (1) higher sales to supermarkets due to increased in-store tortilleria sales, as supermarkets attracted consumers by promoting tortillas at a lower price in connection with the government agreement to stabilize the price of tortillas; and (2) higher sales to DICONSA, the government's rural welfare program, also in connection with the government agreement, which promoted the sale of corn flour at a lower price in these stores. The sales volume of other products decreased 4% to 33 thousand metric tons in connection with the discontinuation of GIMSA's tortilla business.

Net sales increased 24% to Ps 2,271 million in connection with (1) price increases implemented during September and December 2006 that were oriented to partially offset higher corn costs, (2) the aforementioned higher sales volume, and (3) an extraordinary export sale of corn.

Cost of sales as a percentage of net sales increased to 76.4% from 68.9% due mainly to higher corn costs, which were not fully reflected in corn flour prices. In absolute terms, cost of sales increased 37%, especially in connection with the aforementioned increases in corn costs.

While corn costs have increased more than 100%, the full effect of the increase is not reflected in the final price of GIMSA's products. In January 2007, the Mexican government and several participants in the corn, corn flour, and tortilla supply chain entered into agreements to set prices for corn and related products to avoid significant increases in the price of tortillas. As a result, we agreed to a nationwide corn flour price in the amount of Ps 5 thousand per metric ton until the end of April, when the price of corn for the summer crop is known. On April 25, 2007, the Mexican government announced a second agreement that extended the term through August 15, 2007.

SG&A as a percentage of net sales improved to 14.5% from 19.0% due to better expense absorption resulting from (1) higher corn flour prices, (2) a 5% decline in absolute terms due to lower expenses in connection with the aforementioned discontinuation of GIMSA's tortilla businesses, and lower advertising and administrative expenses.

Operating income as a percentage of net sales decreased to 9.1% from 12.1% and, in absolute terms, decreased 7% to Ps 207 million due to the aforementioned increase in corn costs, which, due to the agreement with the Mexican government, we were not able to pass on through increased prices.

For additional information, please see GIMSA ''Second-Quarter 2007 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 6% due to (1) higher corn flour volume in connection with increased coverage and market share, (2) higher wheat flour volume in connection with production efficiencies among plants as well as efficiencies in product delivery, and (3) higher pasta volume in connection with increased capacity through upgrades at existing plants.

Net sales increased 8% as a result of higher volumes and higher prices.

Cost of sales as a percentage of net sales increased to 78.7% from 78.0% resulting primarily from higher wheat and corn costs, which have not been fully absorbed through prices. To a lesser extent, the increase came from general wage increases. In absolute terms, cost of sales increased 9% due to higher volumes and to the aforementioned increases in raw-material costs and wages.

SG&A as a percentage of net sales increased to 21.6% from 17.4% and in absolute terms rose 34% due to higher distribution expenses related to higher freight tariffs and general salary increases. In absolute terms, SG&A also increased due to higher sales volume.

Operating loss was Ps 2 million versus an operating income of Ps 37 million in 2Q06. Operating margin decreased to negative 0.2% from 4.6%.

Molinera de Mexico

Sales volume increased 4% as a result of higher sales to supermarkets due to their increased coverage and sales to new customers.

Net sales increased 14% to Ps 586 million due to price increases implemented to offset higher wheat costs, and also due to higher sales volume.

Cost of sales as a percentage of net sales improved to 80.6% from 85.0% due to higher wheat flour prices, which more than offset the increase in wheat costs, and, to a lesser extent, lower depreciation resulting from the write-down of assets during 3Q06. In absolute terms, cost of sales grew 8% in connection with higher wheat costs and higher sales volume.

SG&A as a percentage of net sales improved to 17.0% from 20.2% due to better expense absorption. In absolute terms, SG&A decreased 4% due mostly to lower freight expenses in connection with production rebalancing among plants and expense - control initiatives.

Operating income was Ps 14 million, representing 2.4% of net sales, versus a loss of Ps 27 million in 2Q06.

Gruma Centroamerica

Sales volume increased 4% due mainly to higher corn flour sales volume in Honduras in connection with increased corn flour consumption due to a corn shortage in the region.

Net sales increased 14% to Ps 459 million due to higher corn flour and tortilla prices to compensate for higher raw-material costs. The hearts-of-palm businesses also enjoyed higher prices. To a lesser extent, higher corn flour volumes also contributed to the increase.

Cost of sales as a percentage of net sales increased to 73.3% from 68.9% due to higher corn costs, which have not been fully absorbed through prices. In absolute terms, cost of sales increased 21% due mainly to higher corn costs.

SG&A as a percentage of net sales increased slightly to 26.4% from 26.2%. In absolute terms, SG&A increased 15% due to (1) higher distribution expenses in connection with additional distribution routes in the corn flour business and higher commissions in the tortilla business due to higher sales volume and prices, and (2) higher advertising expenses in connection with a new television campaign for corn flour and tortillas.

Operating income was Ps 1 million compared with of Ps 20 million in 2Q06. Operating margin decreased to 0.3% from 4.9%.

Other and Eliminations	Operating loss was Ps 65 million compared with operating income of Ps 10 million in 2Q06 due to higher corporate expenses and lower sales volume in the technology division.

CONFERENCE CALL

The company will hold a conference call to discuss its second-quarter 2007 results on Thursday, July 26, 2007, at 10:30 a.m. CT / 11:30 a.m. ET. From the United States or Canada please call (866) 904-6251; from outside the United States and Canada dial (416) 915-8321; the passcode for all callers is 7776564. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 from outside the United States and Canada; passcode 7776564. The audio webcast will be archived on the Investor Relations page of GRUMA's website, www.gruma.com.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of June 30, 2007, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2006 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2006, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.79/dollar as of June 30, 2007. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Oceania and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 88 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from foreign operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

# GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2007)

## FINANCIAL HIGHLIGHTS

| INCOME STATEMENT SUMMARY | QUARTERS 2Q07 | 2Q06 | VAR (%) | 1Q07 | VAR (%) | YTD JUNE 2007 | 2006 | VAR (%) |
|---|---|---|---|---|---|---|---|---|
| NET SALES | **8,725** | 7,588 | 15 | 7,927 | 10 | **16,652** | 14,727 | 13 |
| GROSS PROFIT | **2,822** | 2,686 | 5 | 2,459 | 15 | **5,281** | 5,123 | 3 |
| GROSS MARGIN (%) | **32.3%** | 35.4% | | 31.0% | | **31.7%** | 34.8% | |
| OPERATING INCOME | **379** | 446 | (15) | 226 | 67 | **605** | 765 | (21) |
| OPERATING MARGIN (%) | **4.3%** | 5.9% | | 2.9% | | **3.6%** | 5.2% | |
| COMPREHENSIVE FINANCING COST (INCOME) | **(110)** | (50) | | 44 | | **(66)** | (14) | |
| INTEREST EXPENSE | **140** | 137 | | 149 | | **289** | 284 | |
| INTEREST INCOME | **(17)** | (15) | | (19) | | **(36)** | (43) | |
| FOREIGN EXCHANGE LOSS (GAIN) | **21** | (2) | | (37) | | **(15)** | (9) | |
| MONETARY POSITION (GAIN) LOSS | **(254)** | (170) | | (50) | | **(304)** | (247) | |
| OTHER (INCOME) EXPENSE, NET | **(29)** | (8) | | (65) | | **(93)** | (9) | |
| EQUITY EARNINGS, ASSOCIATED COMPANIES | **(158)** | (179) | | (127) | | **(284)** | (292) | |
| TAXES | **169** | 156 | | 117 | | **286** | 294 | |
| NET INCOME | **505** | 527 | (4) | 257 | 97 | **763** | 787 | (3) |
| MAJORITY NET INCOME | **429** | 484 | (11) | 243 | 76 | **673** | 722 | (7) |
| EARNINGS PER SHARE[1] | **0.89** | 1.00 | (11) | 0.50 | 76 | **1.39** | 1.50 | (7) |
| EARNINGS PER ADR (US$)[2] | **0.33** | 0.37 | (11) | 0.19 | 76 | **0.52** | 0.55 | (7) |
| DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME | **275** | 280 | | 267 | | **542** | 556 | |
| DEPRECIATION AND AMORTIZATION, TOTAL | **307** | 303 | | 297 | | **604** | 611 | |
| EBITDA[3] | **653** | 726 | (10) | 493 | 33 | **1,146** | 1,321 | (13) |
| INVESTMENTS | **634** | 662 | | 486 | | **1,120** | 1,133 | |

59

| BALANCE SHEET SUMMARY | Jun-07 | Jun-06 | VAR (%) | Mar-07 | VAR (%) |
|---|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS | **638** | 277 | 130 | 636 | 0 |
| TRADE ACCOUNTS RECEIVABLE | **3,844** | 3,457 | 11 | 3,875 | (1) |
| OTHER ACCOUNTS RECEIVABLE | **1,472** | 1,311 | 12 | 1,581 | (7) |
| INVENTORIES | **5,761** | 3,924 | 47 | 3,971 | 45 |
| CURRENT ASSETS | **12,157** | 9,252 | 31 | 10,459 | 16 |
| PROPERTY, PLANT, AND EQUIPMENT, NET | **15,283** | 14,711 | 4 | 15,088 | 1 |
| **TOTAL ASSETS** | **33,289** | 29,283 | 14 | 31,195 | 7 |
| SHORT-TERM DEBT | **1,089** | 490 | 122 | 923 | 18 |
| CURRENT LIABILITIES | **7,433** | 4,314 | 72 | 5,544 | 34 |
| LONG-TERM DEBT | **6,339** | 6,965 | (9) | 6,108 | 4 |
| **TOTAL LIABILITIES** | **16,043** | 13,745 | 17 | 14,067 | 14 |
| MAJORITY STOCKHOLDERS' EQUITY | **14,278** | 13,237 | 8 | 14,357 | (1) |
| **STOCKHOLDERS' EQUITY** | **17,246** | 15,539 | 11 | 17,128 | 1 |
| CURRENT ASSETS/CURRENT LIABILITIES | **1.64** | 2.14 | | 1.89 | |
| TOTAL LIABILITIES/STOCKHOLDERS' EQUITY | **0.93** | 0.88 | | 0.82 | |
| DEBT/(DEBT + STOCKHOLDERS' EQUITY) | **0.30** | 0.32 | | 0.29 | |
| BOOK VALUE PER SHARE[1] | **29.59** | 27.45 | | 29.75 | |

[1] On the basis of 482,549,952 shares as of June 30, 2007, 482,171,552 shares as of June 30, 2006, and 482,549,952 shares as of March 31, 2007.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.79 per dollar as of June 30, 2007.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 2 YEAR: 2007

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

| REF S | CONCEPTS | CURRENT YEAR Amount | % | PREVIOUS YEAR Amount | % |
|---|---|---|---|---|---|
| s01 | TOTAL ASSETS | 33,288,768 | 100 | 29,283,343 | 100 |
| s02 | CURRENT ASSETS | 12,156,711 | 37 | 9,251,716 | 32 |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 637,793 | 2 | 276,924 | 1 |
| s04 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 3,843,964 | 12 | 3,456,952 | 12 |
| s05 | OTHER ACCOUNTS AND NOTES RECEIVABLE (NET) | 1,471,888 | 4 | 1,311,155 | 4 |
| s06 | INVENTORIES | 5,761,382 | 17 | 3,924,363 | 13 |
| s07 | OTHER CURRENT ASSETS | 441,684 | 1 | 282,322 | 1 |
| s08 | LONG-TERM | 3,112,048 | 9 | 2,806,777 | 10 |
| s09 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 93,109 | 0 | 38,648 | 0 |
| s10 | INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 3,013,652 | 9 | 2,758,414 | 9 |
| s11 | OTHER INVESTMENTS | 5,287 | 0 | 9,715 | 0 |
| s12 | PROPERTY, PLANT AND EQUIPMENT (NET) | 15,282,980 | 46 | 14,710,763 | 50 |
| s13 | LAND AND BUILDINGS | 6,626,422 | 20 | 6,468,342 | 22 |
| s14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 18,862,653 | 57 | 17,473,701 | 60 |
| s15 | OTHER EQUIPMENT | 929,382 | 3 | 678,481 | 2 |
| s16 | ACCUMULATED DEPRECIATION | 12,405,040 | 37 | 11,124,656 | 38 |
| s17 | CONSTRUCTION IN PROGRESS | 1,269,563 | 4 | 1,214,895 | 4 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS | 2,710,516 | 8 | 2,493,280 | 9 |
| s19 | OTHER ASSETS | 26,513 | 0 | 20,807 | 0 |
| s20 | TOTAL LIABILITIES | 16,043,049 | 100 | 13,744,589 | 100 |
| s21 | CURRENT LIABILITIES | 7,433,091 | 46 | 4,313,650 | 31 |
| s22 | SUPPLIERS | 4,270,603 | 27 | 1,682,401 | 12 |
| s23 | BANK LOANS | 1,089,040 | 7 | 490,325 | 4 |
| s24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| s103 | OTHER LOANS WITH COST | 62,757 | 0 | 37,535 | 0 |
| s25 | TAXES PAYABLE | 20,315 | 0 | 9,700 | 0 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,990,376 | 12 | 2,093,689 | 15 |
| s27 | LONG-TERM LIABILITIES | 6,958,665 | 43 | 7,719,024 | 56 |
| s28 | BANK LOANS | 6,338,776 | 40 | 6,964,660 | 51 |
| s29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| s30 | OTHER LOANS WITH COST | 619,889 | 4 | 754,364 | 5 |
| s31 | DEFERRED LIABILITIES | 0 | 0 | 22 | 0 |
| s32 | OTHER NON CURRENT LIABILITIES WITHOUT COST | 1,651,293 | 10 | 1,711,893 | 12 |
| s33 | CONSOLIDATED STOCKHOLDERS' EQUITY | 17,245,719 | 100 | 15,538,754 | 100 |
| s34 | MINORITY INTEREST | 2,967,480 | 17 | 2,301,476 | 15 |
| s35 | MAJORITY INTEREST | 14,278,239 | 83 | 13,237,278 | 85 |
| s36 | CONTRIBUTED CAPITAL | 17,634,425 | 102 | 17,618,312 | 113 |
| s79 | CAPITAL STOCK | 12,932,778 | 75 | 12,922,115 | 83 |
| s39 | PREMIUM ON ISSUANCE OF SHARES | 4,701,647 | 27 | 4,696,197 | 30 |
| s40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| s41 | EARNED CAPITAL | (3,356,186) | (19) | (4,381,034) | (28) |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | 12,545,102 | 73 | 11,549,193 | 74 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | (15,901,288) | (92) | (15,930,227) | (103) |
| s80 | SHARES REPURCHASED | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA
QUARTER: 2 YEAR: 2007
GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REFS | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 637,793 | 100 | 276,924 | 100 |
| s46 | CASH | 361,263 | 57 | 181,589 | 66 |
| s47 | SHORT-TERM INVESTMENTS | 276,530 | 43 | 95,335 | 34 |
| s07 | OTHER CURRENT ASSETS | 441,684 | 100 | 282,322 | 100 |
| s81 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s82 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s83 | OTHER | 441,684 | 100 | 282,322 | 100 |
| s18 | OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) | 2,710,516 | 100 | 2,493,280 | 100 |
| s48 | DEFERRED EXPENSES (NET) | 880,047 | 32 | 1,099,755 | 44 |
| s49 | GOODWILL | 1,830,469 | 68 | 1,393,525 | 56 |
| s51 | OTHER | 0 | 0 | 0 | 0 |
| s19 | OTHER ASSETS | 26,513 | 100 | 20,807 | 100 |
| s84 | INTANGIBLE ASSET FROM LABOR OBLIGATIONS | 0 | 0 | 0 | 0 |
| s85 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| s86 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s87 | OTHER | 26.513 | 100 | 20.807 | 100 |
| s21 | CURRENT LIABILITIES | 7,433,091 | 100 | 4,313,650 | 100 |
| s52 | FOREIGN CURRENCY LIABILITIES | 4,383,052 | 59 | 3,163,529 | 73 |
| s53 | MEXICAN PESOS LIABILITIES | 3,050,039 | 41 | 1,150,121 | 27 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,990,376 | 100 | 2,093,689 | 100 |
| s88 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s89 | INTEREST LIABILITIES | 0 | 0 | 0 | 0 |
| s68 | PROVISIONS | 396,468 | 20 | 406,167 | 19 |
| s90 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s58 | OTHER CURRENT LIABILITIES | 1,593,908 | 80 | 1,687,522 | 81 |
| s27 | LONG-TERM LIABILITIES | 6,958,665 | 100 | 7,719,024 | 100 |
| s59 | FOREIGN CURRENCY LIABILITIES | 6,822,741 | 98 | 7,608,106 | 99 |
| s60 | MEXICAN PESOS LIABILITIES | 135,924 | 2 | 110,918 | 1 |
| s31 | DEFERRED LIABILITIES | 0 | 0 | 22 | 100 |
| s65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| s67 | OTHER | 0 | 0 | 22 | 100 |
| s32 | OTHER NON CURRENT LIABILITIES WITHOUT COST | 1,651,293 | 100 | 1,711,893 | 100 |
| s66 | DEFERRED TAXES | 1,651,293 | 100 | 1,711,893 | 100 |
| s91 | OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE | 0 | 0 | 0 | 0 |
| s92 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s69 | OTHER LIABILITIES | 0 | 0 | 0 | 0 |
| s79 | CAPITAL STOCK | 12,932,778 | 100 | 12,922,115 | 100 |
| s37 | CAPITAL STOCK (NOMINAL) | 4,880,142 | 38 | 4,870,081 | 38 |
| s38 | RESTATEMENT OF CAPITAL STOCK | 8,052,636 | 62 | 8,052,034 | 62 |

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 2 YEAR: 2007

GRUMA, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	16,651,643	100	14,727,196	100
r21	DOMESTIC	5,361,297	32	5,414,176	37
r22	FOREIGN	11,290,346	68	9,313,020	63
r23	TRANSLATED INTO DOLLARS (***)	1,046,371	6	915,209	6
r08	OTHER INCOME AND (EXPENSE), NET	93,472	100	9,425	100
r49	OTHER INCOME AND (EXPENSE), NET	96,912	104	17,131	182
r34	EMPLOYEES' PROFIT SHARING EXPENSES	3,329	4	7,463	79
r35	DEFERRED EMPLOYEES' PROFIT SHARING	111	0	243	3
r06	COMPREHENSIVE FINANCING RESULT	65,922	100	14,422	100
r24	INTEREST EXPENSE	275,401	418	262,670	1821
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	13,640	21	21,224	147
r26	INTEREST INCOME	26,761	41	23,134	160
r46	OTHER FINANCIAL PRODUCTS	9,421	14	19,451	135
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	15,051	23	8,558	59
r28	RESULT FROM MONETARY POSITION	303,730	461	247,173	1714
r10	INCOME TAXES	285,874	100	293,589	100
r32	INCOME TAX	142,463	50	149,508	51
r33	DEFERRED INCOME TAX	143,411	50	144,081	49

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 2 YEAR: 2007

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	762,571	786,867
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	472,834	471,286
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,235,405	1,258,153
c04	RESOURCES PROVIDED OR USED IN OPERATION	(733,351)	(707,759)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	502,054	550,394
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	875,989	(266,025)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(473,658)	582,386
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	402,331	316,361
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(843,945)	(935,356)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	60,440	(68,601)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	577,353	345,525
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	637,793	276,924

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

QUARTER: 2 YEAR: 2007

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

| REF C | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 472,834 | 471,286 |
| c13 | + DEPRECIATION AND AMORTIZATION FOR THE YEAR | 604,042 | 610,512 |
| c41 | + (-) OTHER ITEMS | (131,208) | (139,226) |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | (733,351) | (707,759) |
| c18 | + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | (390,281) | (634,307) |
| c19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (2,200,002) | (205,955) |
| c20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | (109,749) | (3,491) |
| c21 | + (-) INCREASE (DECREASE) IN SUPPLIERS | 1,956,279 | (365,298) |
| c22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 10,402 | 501,292 |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | 875,989 | (266,025) |
| c23 | + BANK FINANCING | 192,253 | (24,936) |
| c24 | + STOCK MARKET FINANCING | 1,428,848 | 991,868 |
| c25 | + DIVIDEND RECEIVED | 0 | 0 |
| c26 | + OTHER FINANCING | 0 | 0 |
| c27 | (-) BANK FINANCING AMORTIZATION | (745,112) | (1,232,957) |
| c28 | (-) STOCK MARKET FINANCING AMORTIZATION | 0 | 0 |
| c29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| c42 | + (-) OTHER ITEMS | 0 | 0 |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | (473,658) | 582,386 |
| c30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 1,161,340 |
| c31 | (-) DIVIDENDS PAID | (479,250) | (667,053) |
| c32 | + PREMIUM ON ISSUANCE OF SHARES | 0 | 0 |
| c33 | + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 5,592 | 88,099 |
| c43 | + (-) OTHER ITEMS | 0 | 0 |
| c09 | RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES | (843,945) | (935,356) |
| c34 | + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS | 37,007 | 47 |
| c35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (1,120,398) | (1,133,458) |
| c36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| c37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| c38 | + SALE OF TANGIBLE FIXED ASSETS | 270,539 | 224,392 |
| c39 | + (-) OTHER ITEMS | (31,093) | (26,337) |

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
SAN ANTONIO I.D.B.	YES	03/11/1994	01/11/2009	3.82							0	0	0	44,105	0	0
HOUSTON I.D.B.	YES	29/11/1994	01/11/2009	3.82							0	0	0	69,408	0	0
COMMERCIAL BANKS																
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	01/03/2012	9.47	24,672	20,923	27,121	12,697	4,975	2,012						
JP MORGAN CHASE (YANKEE)	YES	16/10/2006	15/10/2007	7.63							545,346	0	0	0	0	0
MERRY LYNCH	YES	03/03/2007	03/12/2099	7.75							0	0	0	0	0	3,237,000
BANK OF AMERICA	YES	30/10/2006	30/10/2011	6.19							0	0	0	0	0	744,510
DEBENTURES	YES	01/06/2004	01/07/2007	7.36							9,571	0	0	0	0	0
CARL HUGHES	YES	23/07/1999	22/07/2009	7.00							939	0	1,003	1,079	0	0
JOHN HANCOCK	YES	19/01/1994	01/02/2009	7.96							6,082	8,436	122,541	0	0	0
AMSTEL LEASE	YES	01/12/2002	01/12/2007	6.21							4,445	0	0	0	0	0
BANCA DI ROMA	YES	06/12/2006	06/09/2007	4.10							6,697	0	0	0	0	0
FRILCASSA (PORDENONE)	YES	19/12/2006	19/09/2007	4.12							7,963	0	0	0	0	0
BANCO POPOLARE DI VERONA	YES	08/06/2006	08/09/2007	4.20							7,251	0	0	0	0	0
BBVA BANCOMER	NOT	02/01/2007	26/07/2010	5.75							0	0	0	0	1,618,500	0
BBVA BANCOMER	NOT	02/01/2007	26/07/2010	5.72							0	0	0	0	188,825	0
BANESCO	YES	29/11/2006	13/11/2009	9.00							20,578	30,867	82,312	51,440	0	0
BANESCO	YES	29/11/2006	13/11/2009	9.00							12,046	18,068	48,182	30,114	0	0
TRANSAMERICA BANK	YES	09/05/2007	25/07/2007	5.86							21,580	0	0	0	0	0
INTERFIN	YES	10/05/2007	21/08/2007	5.86							32,370	0	0	0	0	0
BANCO CUSCATLAN	YES	16/02/2007	25/08/2007	5.91							8,152	0	0	0	0	0
CITIBANK	YES	06/06/2007	18/07/2007	5.86							36,607	0	0	0	0	0
INTERFIN	YES	21/06/2007	26/07/2007	5.86							10,790	0	0	0	0	0
BANCO CUSCATLAN	YES	02/03/2007	06/09/2007	5.80							8,152	0	0	0	0	0
CITIBANK	YES	15/03/2007	16/07/2007	5.90							50,712	0	0	0	0	0
COMMERCE BANK	YES	30/11/2005	30/11/2008	6.40							7,193	7,193	7,193	0	0	0
CITIBANK	YES	11/04/2007	15/07/2007	5.92							32,370	0	0	0	0	0
CITIBANK	YES	09/05/2007	21/08/2007	5.86							37,765	0	0	0	0	0
CITIBANK	YES	28/06/2007	14/09/2007	5.86							53,949	0	0	0	0	0
CITIBANK	YES	11/04/2007	15/07/2007	5.82							48,555	0	0	0	0	0
CITIZENS	YES	09/06/2005	10/06/2010	2.50							6,258	0	6,258	6,258	32,858	0
BANK OF THE WEST	YES	29/11/2002	29/11/2008	7.00							0	366	227	0	0	0